Exhibit 99.1

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of,
	December 31,	June 30,
	2022	2023
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	38,478,016	60,741,006	8,376,568
Restricted cash	1,940,142	1,514,643	208,879
Time deposits and short-term investments	18,031,395	11,513,001	1,587,715
Trade receivable, net of allowance for credit losses of RMB327 and RMB449 as of December 31, 2022 and June 30, 2023, respectively	48,381	84,394	11,638
Inventories	6,804,693	5,659,293	780,452
Prepayments and other current assets, net of allowance for credit losses of RMB4,427 and RMB4,884 as of December 31, 2022 and June 30, 2023, respectively	1,689,860	3,084,491	425,371
Total current assets	66,992,487	82,596,828	11,390,623
Non-current assets:
Long-term investments	1,484,491	777,446	107,215
Property, plant and equipment, net	11,187,898	13,013,624	1,794,661
Operating lease right-of-use assets, net	3,538,911	3,817,676	526,482
Intangible assets, net	832,620	840,008	115,842
Goodwill	5,484	5,484	756
Deferred tax assets	74,767	—	—
Other non-current assets, net of allowance for credit losses of RMB4,572 and RMB6,273 as of December 31, 2022 and June 30, 2023, respectively	2,421,293	2,072,851	285,859
Total non-current assets	19,545,464	20,527,089	2,830,815
Total assets	86,537,951	103,123,917	14,221,438
LIABILITIES
Current liabilities:
Short-term borrowings	390,750	6,344,154	874,899
Trade and notes payable	20,024,329	31,269,120	4,312,209
Amounts due to related parties	7,190	6,741	930
Deferred revenue, current	569,234	1,125,700	155,241
Operating lease liabilities, current	696,454	813,495	112,186
Accruals and other current liabilities	5,684,644	7,186,468	991,057
Total current liabilities	27,372,601	46,745,678	6,446,522
Non-current liabilities:
Long-term borrowings	9,230,807	1,449,547	199,902
Deferred revenue, non-current	581,598	587,643	81,040
Operating lease liabilities, non-current	1,946,367	2,127,695	293,423
Deferred tax liabilities	77,809	45,512	6,276
Other non-current liabilities	2,142,462	2,924,365	403,288
Total non-current liabilities	13,979,043	7,134,762	983,929
Total liabilities	41,351,644	53,880,440	7,430,451
Commitments and contingencies (Note 19)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of
	December 31,	June 30,
	2022	2023
	RMB	RMB	US$
			Note 2(e)
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares
(US$0.0001 par value; 4,500,000,000 shares authorized, 1,728,765,894 shares issued and 1,598,541,812 shares outstanding as of December 31, 2022 and 4,500,000,000 shares authorized, 1,728,765,894 shares issued and 1,611,171,914 shares outstanding as of June 30, 2023)	1,188	1,188	164
Class B Ordinary Shares
(US$0.0001 par value; 500,000,000 shares authorized, 355,812,080 shares issued and outstanding as of December 31, 2022 and June 30, 2023)	235	235	32
Treasury shares	(84)	(76)	(10)
Additional paid-in capital	53,869,322	54,775,751	7,553,922
Accumulated other comprehensive loss	(194,110)	(287,312)	(39,622)
Accumulated deficit	(8,817,850)	(5,595,029)	(771,590)
Total Li Auto Inc. shareholders’ equity	44,858,701	48,894,757	6,742,896
Noncontrolling interests	327,606	348,720	48,091
Total shareholders’ equity	45,186,307	49,243,477	6,790,987
Total liabilities and shareholders’ equity	86,537,951	103,123,917	14,221,438

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(e)
Revenues:
Vehicle sales	17,792,221	46,299,260	6,384,960
Other sales and services	502,436	1,140,520	157,285
Total revenues	18,294,657	47,439,780	6,542,245
Cost of sales:
Vehicle sales	(13,907,185)	(36,789,230)	(5,073,467)
Other sales and services	(345,317)	(585,166)	(80,698)
Total cost of sales	(14,252,502)	(37,374,396)	(5,154,165)
Gross profit	4,042,155	10,065,384	1,388,080
Operating expenses:
Research and development	(2,905,606)	(4,277,897)	(589,949)
Selling, general and administrative	(2,528,080)	(3,954,517)	(545,353)
Other operating income, net	–	198,103	27,320
Total operating expenses	(5,433,686)	(8,034,311)	(1,107,982)
(Loss)/Income from operations	(1,391,531)	2,031,073	280,098
Other (expense)/income
Interest expense	(31,310)	(60,878)	(8,395)
Interest income and investment income, net	412,536	848,793	117,054
Others, net	384,398	505,779	69,750
(Loss)/Income before income tax expense	(625,907)	3,324,767	458,507
Income tax expense	(26,005)	(80,832)	(11,147)
Net (loss)/income	(651,912)	3,243,935	447,360
Less: Net (loss)/income attributable to noncontrolling interests	(23,080)	21,114	2,912
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(628,832)	3,222,821	444,448
Weighted average number of ordinary shares used in computing net (loss)/earnings per share
Basic	1,930,269,050	1,959,868,447	1,959,868,447
Diluted	1,930,269,050	2,106,262,967	2,106,262,967
Net (loss)/earnings per share attributable to ordinary shareholders
Basic	(0.33)	1.64	0.23
Diluted	(0.33)	1.54	0.21
Net (loss)/income	(651,912)	3,243,935	447,360
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of tax	973,092	(93,202)	(12,853)
Total other comprehensive income/(loss)	973,092	(93,202)	(12,853)
Total comprehensive income	321,180	3,150,733	434,507
Less: Net (loss)/income attributable to noncontrolling interests	(23,080)	21,114	2,912
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.	344,260	3,129,619	431,595

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional	Accumulated Other			Total
	Number		Number				Paid-in	Comprehensive	Accumulated	Noncontrolling	Shareholders’
	of Shares	Amount	of Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	1,709,903,330	1,176	355,812,080	235	(136,152,984)	(89)	49,390,486	(1,521,871)	(6,805,635)	—	41,064,302
Exercise of share options	—	—	—	—	3,079,112	3	2,014	—	—	—	2,017
Share-based compensation	—	—	—	—	—	—	945,559	—	—	—	945,559
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	973,092	—	—	973,092
Capital injection by noncontrolling interests	—	—	—	—	—	—	—	—	—	318,668	318,668
Net loss	—	—	—	—	—	—	—	—	(628,832)	(23,080)	(651,912)
Balance as of June 30, 2022	1,709,903,330	1,176	355,812,080	235	(133,073,872)	(86)	50,338,059	(548,779)	(7,434,467)	295,588	42,651,726

Balance as of January 1, 2023	1,728,765,894	1,188	355,812,080	235	(130,224,082)	(84)	53,869,322	(194,110)	(8,817,850)	327,606	45,186,307
Exercise of share options and vesting of RSUs	—	—	—	—	12,630,102	8	8,759	—	—	—	8,767
Share-based compensation	—	—	—	—	—	—	897,670	—	—	—	897,670
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	(93,202)	—	—	(93,202)
Net income	—	—	—	—	—	—	—	—	3,222,821	21,114	3,243,935
Balance as of June 30, 2023	1,728,765,894	1,188	355,812,080	235	(117,593,980)	(76)	54,775,751	(287,312)	(5,595,029)	348,720	49,243,477

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(651,912)	3,243,935	447,360
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	405,349	772,167	106,487
Share-based compensation expenses	945,559	897,670	123,794
Foreign exchange loss	2,140	950	131
Unrealized investment loss/(income)	16,090	(75,432)	(10,403)
Interest expense	12,173	8,252	1,138
Share of (income)/loss of equity method investees	(410)	1,608	222
Inventory write-downs and reversal of loss on purchase commitments relating to inventory	—	(106,979)	(14,753)
Allowance for credit losses	3,906	2,280	314
Deferred income tax, net	(23,049)	42,471	5,857
Loss/(Gain) on disposal of property, plant and equipment	53,802	(64,871)	(8,946)
Changes in operating assets and liabilities:
Prepayments and other current assets	(398,601)	(1,247,620)	(172,055)
Inventories	(1,438,620)	459,247	63,333
Operating lease right-of-use assets	(344,861)	(283,671)	(39,120)
Operating lease liabilities	437,470	298,370	41,147
Other non-current assets	(340,923)	398,459	54,950
Trade receivable	38,129	(36,135)	(4,983)
Deferred revenue	(227,799)	562,511	77,574
Trade and notes payable	3,336,217	11,378,778	1,569,205
Amounts due to related parties	(31,280)	(449)	(62)
Accruals and other current liabilities	647,221	1,853,144	255,560
Other non-current liabilities	522,575	788,076	108,681
Net cash provided by operating activities	2,963,176	18,892,761	2,605,431
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(1,972,743)	(2,569,324)	(354,326)
Disposal of property, plant and equipment	704	149,474	20,613
Purchase of long-term investments	(650,305)	—	—
Placement of time deposits	—	(3,194,463)	(440,537)
Redemption of time deposits	514,242	—	—
Placement of short-term investments	(31,713,590)	(13,820,000)	(1,905,865)
Redemption of short-term investments	34,682,250	24,315,501	3,353,262
Cash paid related to acquired insurance agent license	(36,825)	—	—
Net cash provided by investing activities	823,733	4,881,188	673,147

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

LI AUTO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2022	2023	2023
	RMB	RMB	US$
			Note 2(e)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of issuance cost for at-the-market equity offering program (the “ATM Offering”)	(837)	(2,447)	(337)
Proceeds from exercise of share options and vesting of RSUs	3,692	4,888	674
Proceeds from borrowings	1,861,916	599,387	82,659
Repayment of borrowings	(24,925)	(2,651,231)	(365,622)
Capital injection from noncontrolling interest	90,000	—	—
Net cash provided by/(used in) financing activities	1,929,846	(2,049,403)	(282,626)
Effects of exchange rate changes on cash and cash equivalents and restricted cash	885,201	112,945	15,576
Net increase in cash, cash equivalents and restricted cash	6,601,956	21,837,491	3,011,528
Cash, cash equivalents and restricted cash at beginning of the period	30,493,064	40,418,158	5,573,919
Cash, cash equivalents and restricted cash at end of the period	37,095,020	62,255,649	8,585,447
Supplemental Non-Cash Investing and Financing Activities
Payable related to purchase of property, plant and equipment	(1,764,993)	(1,525,794)	(210,417)
Notes receivable related to the secured borrowing	299,106	—	—
Property, plant and equipment and other assets related to capital injection by noncontrolling interest shareholders	228,668	—	—
Supplemental Disclosures
Cash paid for interest, net of amounts capitalized	(19,728)	(27,559)	(3,801)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

1. Organization and Nature of Operations

(a)            Principal activities

Li Auto Inc. (“Li Auto”, or the “Company”) was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and the consolidated variable interest entities (the “VIEs”) and the VIEs’ subsidiaries (collectively, the “Group”), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles and providing other sales and services in the People’s Republic of China (the “PRC”).

(b)            History of the Group and basis of presentation

In preparation for the Listing on the main board of the Stock Exchange of Hong Kong Limited (“HKEX”), the Group underwent reorganization of its corporate structure (the “2021 Reorganization”) in the second quarter of 2021. The major reorganization steps were as follows:

•	In accordance with the requirements under the Listing Decision LD43-3 of HKEX to the extent practicable, the Company underwent reorganization of the holding structure of its onshore subsidiaries and the VIEs. The 2021 Reorganization mainly involved changing certain VIEs to wholly owned or partly-owned subsidiaries of the Company, to the extent permitted under the relevant PRC laws and regulations. Please refer to Note 1 (b) (i) and (ii).

•	In April 2021, certain new contractual arrangements were entered into to replace the original contractual arrangements in place before the completion of 2021 Reorganization. Upon the completion of 2021 Reorganization, Beijing CHJ Information Technology Co., Ltd. (or “Beijing CHJ”) and Leading Ideal HK Limited’s (“Leading Ideal HK’s”) subsidiary each held 50% of equity interest of Chongqing Lixiang Automobile which was previously a wholly owned subsidiary of Beijing CHJ.

The transactions relating to the 2021 Reorganization were accounted for as common control transactions within the Group. Accordingly, the Group’s unaudited condensed consolidated financial information was not impacted as a result of these transactions.

In March 2022, Beijing CHJ transferred its equity interest of Chongqing Lixiang Automobile to Leading Ideal HK’s subsidiary. Consequently, Chongqing Lixiang Automobile became a wholly owned subsidiary of the Company. The transaction was accounted for as common control transaction within the Group; accordingly, there was no impact to the Group’s unaudited condensed consolidated financial information.

The Group’s unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries.

1. Organization and Nature of Operations (Continued)

As of June 30, 2023, the Company’s principal subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries are as follows:

	Equity Interest	Date of Incorporation	Place of
	Held	or Date of Acquisition	Incorporation	Principal Activities	Notes
Subsidiaries
Leading Ideal HK Limited (“Leading Ideal HK”)	100%	May 15, 2017	Hong Kong, PRC	Investment holding
Beijing Co Wheels Technology Co., Ltd. (“Wheels Technology”)	100%	December 19, 2017	Beijing, PRC	Technology development and corporate management
Beijing Leading Automobile Sales Co., Ltd. (“Beijing Leading”)	100%	August 6, 2019	Beijing, PRC	Sales and after sales management
Jiangsu Xindian Interactive Sales and Services Co., Ltd. (“Jiangsu XD”)	100%	May 8, 2017	Changzhou, PRC	Sales and after sales management	(i)
Chongqing Lixiang Automobile Co., Ltd. (“Chongqing Lixiang Automobile”)	100%	October 11, 2019	Chongqing, PRC	Manufacturing of automobile and purchase of manufacturing equipment	(ii)

			Place of
		Date of Incorporation	Incorporation	Principal Activities	Notes
The VIEs
Beijing CHJ		April 10, 2015	Beijing, PRC	Technology development
Beijing Xindian Transport Information Technology Co., Ltd. (“Xindian Information”)		March 27, 2017	Beijing, PRC	Technology development

Notes:

(i)	Jiangsu XD was Beijing CHJ’s subsidiary before the 2021 Reorganization.

(ii)	In March 2022, Beijing CHJ transferred its equity interest in Chongqing Lixiang Automobile to a subsidiary of Leading Ideal HK. Chongqing Lixiang Automobile, at that time, then became a wholly owned subsidiary of the Company.

2. Summary of Significant Accounting Policies

(a)            Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company's financial position as of December 31, 2022 and June 30, 2023, and its results of operations and cash flows for the six months ended June 30, 2022 and 2023. The consolidated balance sheet as of December 31, 2022 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2022. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

(b)            Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has established a controlling financial interest (as defined in ASC 810) and is able to direct the activities and derive the economic benefits of the entity. Accordingly, the Company is considered the primary beneficiary of each VIE and consolidates each entity in accordance with U.S. GAAP.

All significant transactions and balances between the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

(c)            Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the unaudited condensed consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group’s unaudited condensed consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the determination of share-based compensation expenses, fair value of investments, useful lives and assessment for impairment of long-lived assets and intangible assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments relating to inventory, product warranties, and valuation allowance for deferred tax assets. Actual results could differ from these estimates under different assumptions and conditions.

2. Summary of Significant Accounting Policies (Continued)

(d)            Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currencies of the Company and its subsidiary which are incorporated in Cayman Islands, United States, Hong Kong and Singapore are United States dollars (“US$”). The functional currencies of the other subsidiaries, the VIEs and the VIEs’ subsidiaries are their respective local currencies (“RMB”). The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the unaudited condensed consolidated statements of comprehensive income/(loss).

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the unaudited condensed consolidated statements of comprehensive income/(loss), and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) in the unaudited condensed consolidated statements of shareholders’ equity. Total foreign currency translation adjustment income was RMB973,092 for the six months ended June 30, 2022, and foreign currency translation adjustment loss was RMB93,202 for the six months ended June 30, 2023.

(e)            Convenience translation

Translations of balances in the unaudited condensed consolidated balance sheets, unaudited condensed consolidated statements of comprehensive income and unaudited condensed consolidated statements of cash flows from RMB into US$ as of and for the six months ended June 30, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2513, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate.

(f)            Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the unaudited condensed consolidated balance sheets and is not included in the total cash and cash equivalents in the unaudited condensed consolidated statements of cash flows. The Group’s restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of letter of credit, bank guarantee and bank acceptance bill; (b) the deposits held in designated bank accounts for security of the repayment of the notes payable (Note 10).

2. Summary of Significant Accounting Policies (Continued)

Cash, cash equivalents and restricted cash as reported in the unaudited condensed consolidated statements of cash flows are presented separately on our unaudited condensed consolidated balance sheets as follows:

	As of
	December 31,	June 30,
	2022	2023
Cash and cash equivalents	38,478,016	60,741,006
Restricted cash	1,940,142	1,514,643
Total cash, cash equivalents and restricted cash	40,418,158	62,255,649

(g)            Time deposits and short-term investments

Time deposits are those balances placed with the banks. These deposits that have original maturities longer than three months but less than one year are classified as short-term time deposits which are reflected in the unaudited condensed consolidated balance sheets as “Time deposits and short-term investments”, while the balances with original maturities longer than one year are classified as long-term time deposits which are reflected in the unaudited condensed consolidated balance sheets as “Long-term investments”.

Short-term investments are investments in financial instruments with variable interest rates. These financial instruments which have maturity dates within one year are classified as short-term investments and are reflected in the unaudited condensed consolidated balance sheets as “Time deposits and short-term investments”, while those financial instruments which have maturity dates longer than one year are classified as long-term investments in the unaudited condensed consolidated balance sheets. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices provided by financial institutions at the end of each period. Changes in the fair value are reflected in the unaudited condensed consolidated statements of comprehensive income/(loss) as “Interest income and investment income, net”.

(h)            Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(i)            Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Direct costs that are related to the construction of property, plant and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Interest expense on specific outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. Motor vehicles represent vehicles used for the Group’s daily operation. Construction in progress is transferred to specific property, equipment and the depreciation of these assets commences when the assets are ready for their intended use.

2. Summary of Significant Accounting Policies (Continued)

The estimated useful lives are as follows:

Useful Lives
Buildings	20 years
Buildings improvements	5 to 10 years
Production machineries, facilities and equipment	2 to 10 years
Motor vehicles	2 to 4 years
Mold and tooling	Unit-of-production
Leasehold improvements	Shorter of the estimated useful life or lease term

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the unaudited condensed consolidated statements of comprehensive income/(loss).

The Company reviews the estimated useful lives of its property, plant and equipment on an ongoing basis. In evaluating useful lives, the Company considers how long assets will remain functionally efficient and effective, given levels of production, competitive factors, and the economic environment. If the assessment indicates that the assets will continue to be used for a shorter or longer period than previously anticipated, the useful life of the assets is revised, resulting in a change in estimate. Changes in estimates are accounted for on a prospective basis by depreciating the assets’ current carrying values over their revised remaining useful lives.

(j)	Long-term investments

Long-term investments are comprised of investments in publicly traded companies and privately-held companies, as well as long-term time deposits and long-term financial instruments.

Equity investments with readily determinable fair value

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

Equity investments without readily determinable fair value

The Group measures equity investments other than equity method investments at fair value through earnings. For those equity investments without readily determinable fair value, the Group elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value.

2. Summary of Significant Accounting Policies (Continued)

Equity investments accounted for using the equity method

Investments in entities over which the Group can exercise significant influence and hold an investment in common shares or in-substance common shares (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investment—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on our unaudited condensed consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group performs an impairment assessment of its equity method investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. No impairment of equity method investments was recognized for the six months ended June 30, 2022 and 2023.

The Group assesses its investments in privately-held companies for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If this assessment indicates that an impairment exists, the Group estimates the fair value of the investment and writes down the investment to its fair value, taking the corresponding charge to the unaudited condensed consolidated statements of comprehensive income/(loss).

Long-term time deposits

Long-term time deposits are those balances placed with the banks with original maturities longer than one year.

Long-term financial instruments

Long-term financial instruments are investments in financial instruments with variable interest rates and maturity dates greater than one year. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices provided by financial institutions at the end of each period. Changes in the fair value are reflected in the unaudited condensed consolidated statements of comprehensive income/(loss) as “Interest income and investment income, net.”

(k)	Product warranties

The Group provides product warranties on all vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties and recalls when identified. These estimates are made primarily based on actual claims incurred to date and the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accruals and other current liabilities while the remaining balance is included within other non-current liabilities in the unaudited condensed consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the unaudited condensed consolidated statements of comprehensive income/(loss). The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group’s suppliers and the amount of the recovery is virtually certain.

2. Summary of Significant Accounting Policies (Continued)

The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees. The Group also provides extended lifetime warranty for certain vehicle models which is sold separately through a vehicle sales contract. The extended lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and should be accounted for in accordance with ASC 606.

The accrued warranty activity consists of the following:

	For the Six Months Ended June 30,
	2022	2023
Accrued warranty at beginning of the period	842,345	1,594,312
Warranty cost incurred	(21,430)	(49,838)
Provision for warranty	319,169	857,016
Accrued warranty at end of the period	1,140,084	2,401,490
Including: Accrued warranty, current	147,518	217,522
Accrued warranty, non-current	992,566	2,183,968

(l)	Revenue recognition

The Group launched the first volume manufactured extended-range electric vehicle, Li ONE, to the public in October 2018 and started making deliveries to customers in the fourth quarter of 2019. The Group released the 2021 Li ONE in May 2021, which is upgraded version of Li ONE and terminated the production of the first model Li ONE in May 2021. From June 2022, the Company launched extended-range electric vehicle Li L series to the public and started making deliveries to customers from August 2022. Revenues of the Group are primarily derived from sales of vehicles, along with multiple distinct performance obligations within each sale of vehicle, as well as the sales of Li Plus Membership, sales of goods from online store and accessories, sales and installment of charging stalls, and providing one time maintenance services and commission service.

The Group adopted ASC 606, Revenue from Contracts with Customers, on January 1, 2018 by applying the full retrospective method.

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

•	provides all of the benefits received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as the Group performs; or

•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

2. Summary of Significant Accounting Policies (Continued)

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Vehicle sales

The Group generates revenue from sales of vehicles, currently the Li L series and Li ONE, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of Li L series and Li ONE, charging stalls, vehicle internet connection services, firmware over-the-air upgrades (or “FOTA upgrades”) and initial owner extended warranty subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of Li L series or Li ONE to a customer.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for sales of the Li L series and Li ONE and charging stalls are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service and FOTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended warranty, given the limited operating history and lack of historical data, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the contract price for the vehicle and all embedded products and services must be paid in advance, which means the payments are received prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

Sales of Li Plus Membership

The Group also sells the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership expired, whichever is earlier.

2. Summary of Significant Accounting Policies (Continued)

Customer loyalty points

Beginning in January 2020, the Group offers customer loyalty points, which can be used in the Group’s online store to redeem the Group’s merchandise or services. The Group determines the value of each customer loyalty point based on cost of the Group’s merchandise or service that can be obtained through redemption of customer loyalty points.

The Group concludes the customer loyalty points offered to customers in connection with the purchase of the Li L series and Li ONE is a material right and is considered as a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the sales of vehicle. The amount allocated to the customer loyalty points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when the customer loyalty points are used or expired.

Customers or users of the mobile application can also obtain customer loyalty points through other ways, such as referring new customers to purchase the vehicles via the mobile application. The Group offers these customer loyalty points to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes certain services, including lifetime roadside assistance, are not material performance obligations considering these services are value-added services to enhance customer experience rather than critical items for vehicle driving and will be very limited. The Group also performs an estimation on the stand-alone fair value of each promise applying a cost plus margin approach and concludes that the standalone fair value of foresaid services are insignificant individually and in aggregate.

Considering the result of the qualitative assessment and the quantitative estimate, the Group concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative stand-alone fair value individually and in aggregate is immaterial to reported consolidated results.

2. Summary of Significant Accounting Policies (Continued)

(m)	Cost of sales

Vehicle sales

Cost of vehicle sales consists of direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs and reserves for estimated warranty costs. The cost of sales also includes adjustments to warranty costs and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand, loss on inventory purchase commitment as well as impairment charges of certain property, plant and equipment.

Other sales and services

Cost of other sales and services generally includes cost of accessories, installation costs of charging stalls, vehicle internet connection costs, costs associated with providing non-warranty after-sales services and shipping and logistic costs related to sale of accessories.

(n)	Government grants

The Group’s PRC based subsidiaries receive government subsidies from certain local governments. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as research and development purpose, construction of production plants and facilities and capacity subsidies related to manufacturing base. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances.

The government subsidies with no further conditions to be met are recorded income in “Others, net” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and are recognized as income in “Others, net” or as a reduction of specific operating costs and expenses when the conditions are met for which the grants are intended to compensate. If the government subsidies are related to an asset, they are recognized as a deduction of the carrying amount of the asset when the conditions are met and then recognized ratably over the expected useful life of the related asset as a reduction to the related amortization or depreciation when the Company use these assets.

As of December 31, 2022 and June 30, 2023, liabilities included RMB431,735 and RMB476,266 in deferred government grants. For the six months ended June 30, 2022 and 2023, the Group recognized government grants of approximately RMB312,086 and RMB470,531, respectively, in the unaudited condensed consolidated statements of comprehensive income.

(o)	Earnings/(Loss) per share

Basic net earnings/(loss) per share is computed using the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net earnings/(loss) is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the earnings/(loss).

Diluted net earnings/(loss) per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options and vesting of restricted share units by using the treasury stock method and ordinary shares issuable upon the conversion of convertible debt using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted earnings/(loss) per share calculation when inclusion of such shares would be anti-dilutive.

(p)	Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews unaudited condensed consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segment information is presented.

3. Concentration and Risks

(a)	Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2022 and June 30, 2023, most of the Group’s cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to the assets mentioned above.

The Group relies on a limited number of third parties to provide payment processing services (“payment service providers”) to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and mobile payment platforms such as Alipay and WeChat Pay, which the Group believes are of high credit quality.

(b)	Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments denominated in RMB that are subject to such government controls amounted to RMB55,065,266 and RMB71,359,835 as of December 31, 2022 and June 30, 2023, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(c)	Foreign currency exchange rate risk

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The depreciation of the RMB against the US$ was approximately 5.3% and 3.8% for the six months ended June 30, 2022 and 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

4. Inventories

Inventories consist of the following:

	As of
	December 31, 2022	June 30, 2023
Finished products	3,786,673	3,540,968
Raw materials and work in process	3,376,621	2,161,422
Inventories	7,163,294	5,702,390
Inventory valuation allowance	(358,601)	(43,097)
Inventories, net	6,804,693	5,659,293

Finished products primarily include vehicles ready for transit at production plants, vehicles in transit to fulfill customers’ orders, new vehicles available for immediate sales at the Group’s sales and servicing center locations, and spare parts used for after sales services.

5. Property, Plant and Equipment, Net

Property, plant and equipment and related accumulated depreciation were as follows:

	As of
	December 31, 2022	June 30, 2023
Production machineries, facilities and equipment(i)	3,853,287	4,238,051
Mold and tooling	2,721,990	3,313,141
Construction in process	2,748,697	3,288,091
Buildings	2,046,472	2,111,994
Leasehold improvements	1,070,995	1,270,457
Motor vehicles	615,231	1,204,896
Buildings improvements	314,987	311,164
Total	13,371,659	15,737,794
Less: Accumulated depreciation	(2,156,225)	(2,696,634)
Less: Accumulated impairment loss	(27,536)	(27,536)
Total property, plant and equipment, net	11,187,898	13,013,624

The Group recorded depreciation of RMB396,154 and RMB760,591 for the six months ended June 30, 2022 and 2023, respectively.

(i)	In June 2022, Sichuan Li Xinchen Technology Co., Ltd (“Sichuan Li Xinchen”) received a capital contribution of property, plant and equipment and other assets amounting to RMB228,668 from Xinchen China Power Holdings Limited, the noncontrolling interest shareholder.

6. Intangible Assets, Net

Intangible assets and related accumulated amortization were as follows:

	As of
	December 31, 2022	June 30, 2023
Automotive Manufacturing Permission	647,174	647,174
Insurance Agent License	35,000	35,000
Indefinite-lived intangible assets, net	682,174	682,174
Software	202,848	221,654
Patents	694	694
Definite-lived intangible assets	203,542	222,348
Less: Accumulated amortization
Software	(52,402)	(63,820)
Patents	(694)	(694)
Accumulated amortization	(53,096)	(64,514)
Definite-lived intangible assets, net	150,446	157,834
Total intangible assets, net	832,620	840,008

The Group recorded amortization of RMB9,195 and RMB11,576 for the six months ended June 30, 2022 and 2023, respectively.

As of June 30, 2023, amortization expenses related to intangible assets for future periods are estimated to be as follows:

As of
June 30, 2023
Year ending June 30, 2024	21,743
Year ending June 30, 2025	19,344
Year ending June 30, 2026	17,795
Year ending June 30, 2027	17,631
Thereafter	81,321
Total	157,834

7. Other Non-current Assets

Other non-current assets consist of the following:

	As of
	December 31, 2022	June 30, 2023
Long-term deposits paid to vendors	1,319,816	1,229,282
Prepayments for purchase of property, plant and equipment	641,748	718,341
Deductible VAT input, non-current	454,359	127,541
Others	9,942	3,960
Less: Allowance for credit losses	(4,572)	(6,273)
Total	2,421,293	2,072,851

8. Long-term Investments

The Group’s long-term investments on the unaudited condensed consolidated balance sheets consist of the following:

	As of
	December 31, 2022	June 30, 2023
Equity investments:
Equity securities without readily determinable fair value(i)	558,004	560,332
Equity investments accounted for using the equity method	155,053	153,443
Equity security with readily determinable fair value	12,966	12,016
Long-term held-to-maturity investments:
Long-term financial instruments	50,615	51,655
Long-term time deposits	707,853	—
Total Long-term Investments	1,484,491	777,446

(i) Equity securities without readily determinable fair value

Equity securities without readily determinable fair value represent investments in privately-held companies with no readily determinable fair value. Upon adoption of ASU 2016-01 on January 1, 2018, the Group elected the measurement alternative and recorded these investments at cost, less impairment (if any), adjusted for subsequent observable price changes.

In March 2022, one of the Group’s subsidiaries purchased certain Series Pre-A preferred shares of a private company with a total cash consideration of RMB400,000. The investee is engaging in design, production and sale of lithium battery cells and modules.

No impairment was recorded in “Interest income and investment income, net” in the unaudited condensed consolidated statements of comprehensive income for the six months ended June 30, 2022 and 2023.

9. Short-term Borrowings and Long-term Borrowings

Borrowings consist of the following:

	As of
	December 31, 2022	June 30, 2023
Short-term borrowings:
Convertible debt(1)	—	6,144,452
Credit guaranteed borrowing(2)	106,965	100,000
Secured borrowing(3)	283,785	99,702
Total short-term borrowings	390,750	6,344,154

	As of
	December 31, 2022	June 30, 2023
Long-term borrowings:
Secured borrowing(3)	2,065,927	1,299,547
Credit guaranteed borrowing(2)	751,165	150,000
Convertible debt(1)	5,913,715	—
Unsecured borrowing(4)	500,000	—
Total long-term borrowings	9,230,807	1,449,547
Total borrowings	9,621,557	7,793,701

(1)	In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the “ADSs”) per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder’s option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A ordinary share (the latter represents the effective cost per Class A ordinary share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A ordinary share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of June 30, 2023, no adjustment had been made to the initial conversion rate.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest. As of June 30, 2023, the convertible debt was reclassified to short-term borrowings to reflect the early redemption right by the holders of the convertible debt on May 1, 2024.

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as borrowings on the unaudited condensed consolidated balance sheets. The issuance costs were recorded as an adjustment to the borrowings and are amortized as interest expense using the effective interest method over the contractual life to the maturity date (i.e., May 1, 2028). For the six months ended June 30, 2022 and 2023, the convertible debt related interest expense was US$2,235 (RMB14,973), and US$2,317 (RMB16,045), respectively. As of December 31, 2022 and June 30, 2023, the principal amount of the convertible debt was RMB6,006,968 and RMB6,232,253, and the unamortized debt issuance cost was RMB93,253 and RMB87,801, respectively.

9. Short-term Borrowings and Long-term Borrowings (Continued)

(2)	As of December 31, 2022, the Group obtained credit guaranteed borrowings from several banks of RMB858,130 in the aggregate. The annual interest rates of these borrowings ranged from 1-year Loan Prime Rate (“LPR”) published by the National Interbank Funding Center, minus 0.90% to a secured overnight financing rate. The maturity dates ranged from June 29, 2024 to December 26, 2025. The borrowings are denominated in RMB and US. Borrowings of RMB601,380 was repaid in the first half of 2023.

As of June 30, 2023, the Group obtained credit guaranteed borrowing from one bank of RMB250,000 in the aggregate. The annual interest rate of this borrowing was approximately 1-year LPR. The maturity date was July 26, 2025. The borrowing is denominated in RMB.

The borrowings are guaranteed by a subsidiary of the Group as of December 31, 2022 and June 30, 2023. One of the borrowings as of December 31, 2022 is denominated in US and contains covenants which includes limitations on liquidity ratios and requirements on stock price and vehicle deliveries.

(3)	As of December 31, 2022, the Group obtained secured borrowings from several banks of RMB2,349,712 in the aggregate. The annual interest rates of these borrowings ranged from approximately the 5-year LPR minus 0.80% to 5-year LPR minus 0.31%. The maturity dates ranged from March 25, 2025 to June 21, 2034. The borrowings are denominated in RMB. Borrowings of RMB1,549,851 was repaid in the first half of 2023.

As of June 30, 2023, the Group obtained secured borrowings from several banks of RMB1,399,249 in the aggregate. The annual interest rates of these borrowings ranged from approximately 5-year LPR minus 0.80% to 5-year LPR minus 0.60%. The maturity dates ranged from March 25, 2025 to June 21, 2034. The borrowings are denominated in RMB.

The borrowings are pledged by certain manufacturing facilities and land use rights of the Group as of December 31, 2022 and June 30, 2023. The borrowings contain covenants which include limitations on sales of collateral, requirements to maintain current assets, the quantities of electric vehicle deliveries in the foreseeable future and maintain financial assets on the specific account. The Group is in compliance with all of the loan covenants as of June 30, 2023.

(4)	As of December 31, 2022, the Group obtained unsecured borrowing from a bank of RMB500,000 in the aggregate. The annual interest rates of these borrowings are approximately 1-year LPR minus 0.70%. The borrowings are denominated in RMB. The borrowing was fully repaid in the first half of 2023.

10. Trade and Notes Payable

Trade and notes payable consist of the following:

	As of
	December 31, 2022	June 30, 2023
Trade payable for raw materials	15,410,150	24,699,813
Notes payable(i)	4,614,179	6,569,307
Total	20,024,329	31,269,120

(i)  Certain banks offer supply chain financing channels to the Group’s suppliers. In connection with this program, the Group issues notes to participating suppliers which can elect to assign such notes, at a discount, to the banks for payment at or before the maturity of each note. The maturity of each note is consistent with the original supplier payment terms. The Group incurs insignificant bank service fees in connection with this arrangement. All terms related to the Group’s payment obligations to participating suppliers (which may be assigned to the banks) remain unchanged as part of this program.

11. Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	As of
	December 31, 2022	June 30, 2023
Payables for purchase of property, plant and equipment	2,335,084	2,103,363
Salaries and benefits payable	633,215	1,211,267
Tax payable	445,853	939,985
Payables for research and development expenses	525,667	886,550
Payables for logistics expenses	414,353	626,345
Accrued costs of purchase commitments relating to inventory	498,060	278,846
Payables for marketing and promotional expenses	150,706	238,691
Accrued warranty	141,832	217,522
Deposits from vendors	32,013	60,692
Other payables	507,861	623,207
Total	5,684,644	7,186,468

12. Revenue Disaggregation

Revenues by source consist of the following:

	For the Six Months Ended June 30
	2022	2023
Vehicle sales	17,792,221	46,299,260
Other sales and services	502,436	1,140,520
Total	18,294,657	47,439,780

Revenue by timing of recognition is analyzed as follows:

	For the Six Months Ended June 30,
	2022	2023
Revenue recognized at a point in time	18,223,658	47,349,758
Including: Vehicle sales	17,792,221	46,299,260
Other sales and services	431,437	1,050,498
Revenue recognized over time	70,999	90,022
Total	18,294,657	47,439,780

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Revenues from other sales and services which are recognized at a point in time include (i) sales and installment of charging stalls, (ii) sales of goods from online store, (iii) sales of accessories, (iv) one time maintenance services, (v) commission service fee and (vi) certain services under the Li Plus Membership. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the users.

Certain revenue arising from other sales and services is recognized over time, including vehicle internet connection services, FOTA upgrades and certain services under the Li Plus Membership.

13. Deferred Revenue

The following table includes a rollforward of the deferred revenue balance for each period presented:

	For the Six Months Ended June 30,
	2022	2023
Deferred revenue—at beginning of the period	694,745	1,150,832
Additions	18,434,602	47,860,848
Recognition	(18,234,769)	(47,298,337)
Deferred revenue—at end of the period	894,578	1,713,343
Including: Deferred revenue, current	346,306	1,125,700
Deferred revenue, non-current	548,272	587,643

Deferred revenue represents contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied which primarily resulted from undelivered vehicles, uninstalled charging stalls and other performance obligations identified in the vehicle sales contracts.

14. Ordinary Shares

As of January 1, 2022, the Company had issued and outstanding ordinary shares of 1,929,562,426.

On June 28, 2022, the Company filed a prospectus supplement in the United States to sell up to an aggregate of US$2,000,000 of ADSs, each representing two Class A ordinary shares, through the ATM Offering on the Nasdaq Global Select Market. As of June 30, 2023, 18,862,564 Class A ordinary shares were legally issued and the proceeds has been received by the Company.

As of June 30, 2023, 18,200,546 share options that fulfilled the vesting conditions were exercised and 6,762,874 RSUs that fulfilled the vesting conditions were vested.

As of December 31, 2022 and June 30, 2023, the Company had issued and outstanding ordinary shares of 1,954,353,892 and 1,966,983,994, respectively.

15. (Loss)/Earnings Per Share

Basic net (loss)/earnings per share and diluted net (loss)/earnings per share have been calculated in accordance with ASC 260 for the six months ended June 30, 2022 and 2023 as follows:

	For the Six Months Ended June 30,
	2022	2023
Numerator:
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(628,832)	3,222,821
Dilution effect on net (loss)/income arising from convertible debts	—	16,045
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc. for computing diluted net (loss)/earnings per share	(628,832)	3,238,866

Denominator:
Weighted average ordinary shares outstanding—basic	1,930,269,050	1,959,868,447
Effects of dilutive securities
Options and RSUs	—	85,533,415
Convertible debts	—	60,861,105
Weighted average ordinary shares outstanding—diluted	1,930,269,050	2,106,262,967

Basic net (loss)/earnings per share attributable to ordinary shareholders of Li Auto Inc.	(0.33)	1.64
Diluted net (loss)/earnings per share attributable to ordinary shareholders of Li Auto Inc.	(0.33)	1.54

For the six months ended June 30, 2022 and 2023, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued (shares subject to conversion) in April 2021 (Note 9). For the six months ended June 30, 2022, 86,223,898 options and RSUs on a weighted average basis and 60,861,105 convertible debt issued (shares subject to conversion) were anti-dilutive and excluded from the calculation of diluted loss per share.

16. Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Six Months Ended June 30,
	2022	2023
Research and development expenses	625,981	583,284
Selling, general and administrative expenses	299,612	293,751
Cost of sales	19,966	20,635
Total	945,559	897,670

(i)	2019 and 2020 Share Incentive Plan

In July 2019, the Group adopted the 2019 Share Incentive Plan (the “2019 Plan”), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of June 30, 2023, the maximum number of Class A ordinary shares that may be issued under the 2019 Plan is 141,083,452.

The Group began to grant share options to employees from 2015. In conjunction with the Company’s Reorganization in July 2019, the Group transferred share options from Beijing CHJ to the Company according to the 2019 Plan. The share options of the Group under the 2019 Plan have a contractual term of ten years from the grant date. The options granted have both service and performance condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested after one service year from the vesting commencement date. Meanwhile, the options granted are only exercisable upon the occurrence of an IPO by the Group.

These awards have a service condition and a performance condition related to an IPO. For share options granted with performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable. As a result, the cumulative share-based compensation expenses for these options that have satisfied the service condition were recorded upon the completion of the US IPO in the third quarter of 2020. The Group recognized the share options of the Company granted to the employees using graded-vesting method over the vesting term of the awards, net of estimated forfeitures.

In July 2020, the Group adopted the 2020 Share Incentive Plan (the “2020 Plan”), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of June 30, 2023, the maximum number of Class A ordinary shares that may be issued under the 2020 Plan is 165,696,625. The Company commenced to grant options and RSUs from January 1, 2021 under the 2020 plan. The contractual term is ten years from the grant date and the options and RSUs granted only have service conditions. The options and RSUs are generally scheduled to be vested over five years, one-fifth of the awards shall be vested after one service year from the vesting commencement date.

16. Share-based Compensation (Continued)

(a)	The following table summarizes Company share option activity under the 2019 Plan and 2020 Plan for the six months ended June 30, 2022 and 2023:

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2021	83,391,284	0.10	6.70	1,330,091
Granted	—	—
Exercised	(3,079,112)	0.10
Forfeited	(1,977,000)	0.10
Outstanding as of June 30, 2022	78,335,172	0.10	6.13	1,492,677
Outstanding as of December 31, 2022	74,336,244	0.10	5.56	750,796
Granted	—	—
Exercised	(5,994,290)	0.10
Forfeited	(2,924,200)	0.10
Outstanding as of June 30, 2023	65,417,754	0.10	4.96	1,141,540

Vested and expected to vest as of June 30, 2022	75,132,525	0.10	6.03	1,431,650
Exercisable as of June 30, 2022	44,128,372	0.10	4.30	840,866
Vested and expected to vest as of June 30, 2023	63,033,570	0.10	4.85	1,099,936
Exercisable as of June 30, 2023	44,664,754	0.10	3.68	779,400

The aggregate intrinsic value is calculated as the difference between the closing stock price on the last trading day of the period and the exercise price of the underlying awards.

No share options were granted for the six months ended June 30, 2022 and 2023.

As of June 30, 2023, there were US$82,688 (RMB599,597) of unrecognized compensation expenses related to the share options granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 2.80 years and may be adjusted for future changes in forfeitures.

16. Share-based Compensation (Continued)

(b)	The following table summarizes Company’s RSU activity under the 2019 plan and 2020 Plan for the six months ended June 30, 2022 and 2023:

	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life
		US$	In Years
Unvested as of December 31, 2021	8,586	17.25	9.50
Granted	22,210,200	16.05
Vested	—	—
Forfeited	(1,754,800)	16.05
Unvested as of June 30, 2022	20,463,986	16.05	9.51
Unvested as of December 31, 2022	30,993,124	17.20	9.21
Granted	32,839,100	14.62
Vested	(6,635,812)	16.93
Forfeited	(2,147,800)	15.09
Unvested as of June 30, 2023	55,048,612	15.77	9.35

As of June 30, 2023, there was US$491,086 (RMB3,561,012) of unrecognized compensation expense related to RSUs granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 4.11 years and may be adjusted for future changes in forfeitures.

16. Share-based Compensation (Continued)

(ii)	2021 Share Incentive Plan

In March 2021, the Group adopted the 2021 Share Incentive Plan (the “2021 Plan”), which granted options to purchase 108,557,400 Class B ordinary shares to Mr. Li Xiang, the Company’s founder and chief executive officer. The exercise price of the options is US$14.63 per share, or US$29.26 per ADS. The date of expiration for this grant is March 8, 2031. The granted options are subject to performance-based vesting conditions. The granted options are divided into six equal tranches, or 18,092,900 each. The first tranche will become vested when the aggregate number of the Group’s vehicle deliveries in any 12 consecutive months exceeds 500,000. The second to sixth tranches will become vested when the aggregate number of vehicle deliveries in any 12 consecutive months exceeds 1,000,000, 1,500,000, 2,000,000, 2,500,000 and 3,000,000, respectively.

On May 5, 2021, the board of directors of the Company approved to replace the options to purchase 108,557,400 Class B ordinary shares of the Company under the Company’s 2021 Share Incentive Plan previously granted to Mr. Li Xiang on March 8, 2021 with the same amount of restricted Class B ordinary shares (the “Award Shares”) under the same plan, all of which will become legally vested upon grant on May 5, 2021. However, Mr. Li Xiang has also agreed, undertaken, and covenanted not to transfer or dispose of, directly or indirectly, any interest in the Class B ordinary shares acquired upon vesting of the Award Shares, which are still subject to certain restrictions, terms and performance conditions substantially similar to the vesting conditions of the options being replaced. In addition to the performance conditions, Mr. Li Xiang is required to pay US$14.63 per share, which is equal to the exercise price of the options being replaced, to have the relevant tranche of the Award Shares released from the restrictions. Mr. Li Xiang also has agreed, undertaken, and covenanted not to cast any vote or claim any dividend paid on any Award Shares before such number of Award Shares are released from the restrictions. Any Award Shares that are not released from the restrictions by March 8, 2031 are subject to compulsory repurchase by the Company at their par value.

In July 2021, all such 108,557,400 Award Shares were converted from Class B ordinary shares (10 votes per share) to Class A ordinary shares (1 vote per share) on one-to-one basis with effect immediately upon the Company’s listing on the Main Board of HKEX in August 2021. The modification is solely subjected to satisfy HKEX’s requirement from legal perspective. Pursuant to the grant of the Award shares, Mr. Li Xiang has undertaken and covenanted that unless and until, in respect of any tranche of Award Shares, (a) the relevant performance condition has been met and (b) the relevant exercise price (US$14.63) has been paid, Mr. Li Xiang will not offer, pledge, sell any relating award shares and claim dividend or voting rights in respect of the Award Shares.

There have been no shares granted (including for the six months period ended June 30, 2023) in connection with the 2021 Plan since 2021 and the Group has not recognized any compensation expense since inception of the 2021 Plan, because the Group considers it is not probable, that the performance-based vesting conditions will be satisfied. Therefore, there were US$538,445 (RMB3,904,426) of unrecognized compensation expenses related to the restricted shares granted under 2021 Plan as of June 30, 2023.

17. Taxation

(a)	Value added tax

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

One of the Group’s subsidiaries is subject to 13% VAT for software research and development and relevant services. The subsidiary is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable from April 2021, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau. For the six months ended June 30, 2022 and 2023, RMB170,958 and RMB282,072 of VAT refunds were received and were recorded as Others, net.

(b)	Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Beijing CHJ is qualified as a “high and new technology enterprise” under the EIT Law and eligible for a preferential enterprise income tax rate of 15%. The high and new technology enterprise certificate is effective for a period of three years. Other Chinese companies are subject to enterprise income tax (“EIT”) at a uniform rate of 25% as of June 30, 2023.

Wheels Technology, which is our wholly-owned entity primarily engaged in the operations of technology, software research and development and relevant services, was awarded as a Software Enterprise and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2022, and a 50% reduction in the standard statutory rate for the subsequent three consecutive years.

According to relevant laws and regulations promulgated by the State Administration of Tax (“STA”) of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the “Super R&D Deduction”). The STA of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super R&D Deduction until December 31, 2023. The STA of the PRC announced in September 2022 to increase the Super R&D Deduction rate to 200% from October 1, 2022 to December 31, 2022. Subsequently, the STA of the PRC further announced in March 2023 that the Super R&D Deduction rate of 200% will continue to be applied from January 1, 2023.

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

17. Taxation (Continued)

Composition of income tax expense for the periods presented is as follows:

	For the Six Months Ended June 30,
	2022	2023
Current income tax expense	49,054	49,538
Deferred income tax (benefit)/expense	(23,049)	31,294
Income tax expense	26,005	80,832

Due to certain of the Group’s subsidiaries in the PRC were exempted from corporate income tax for 2023, as well as the Super R&D deduction and the utilization of prior net operating loss, the estimated effective tax rate for 2023 was lower than the statutory rate of 25% in PRC.

For the six months ended June 30, 2023, deferred income tax expense reflects the utilization of prior recognized deferred tax assets.

18. Fair Value Measurement

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis include: short-term investments, long-term financial instruments and investment in equity securities with readily determinable fair values.

The following table presents the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2022 and June 30, 2023.

		Fair Value Measurement at Reporting Date Using
		Quoted Prices
	Fair Value as of	in Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
Assets
Short-term investments	18,026,310	—	18,026,310	—
Long-term financial instruments	50,615	—	50,615	—
Equity securities with readily determinable fair value	12,966	12,966	—	—
Total assets	18,089,891	12,966	18,076,925	—

		Fair Value Measurement at Reporting Date Using
		Quoted Prices
	Fair Value as of	in Active Markets for	Significant Other	Significant
	June 30,	Identical Assets	Observable Inputs	Unobservable Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
Assets
Short-term investments	7,578,383	—	7,578,383	—
Long-term financial instruments	51,655	—	51,655	—
Equity securities with readily determinable fair value	12,016	12,016	—	—
Total assets	7,642,054	12,016	7,630,038	—

Valuation Techniques

Short-term investments: Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Long-term financial instruments: Long-term financial instruments are investments in financial instruments with variable interest rates and maturity dates greater than one year. Fair value is estimated based on quoted prices provided by the banks at the end of each period (Level 2). The related gain/(loss) amounts are recognized in “interest income and investment income, net” in the unaudited condensed consolidated statements of comprehensive income/(loss).

18. Fair Value Measurement (Continued)

Equity securities with readily determinable fair value: Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The related gain/(loss) amounts are recognized in “interest income and investment income, net” in the unaudited condensed consolidated statements of comprehensive income/(loss).

Assets measured at fair value on a non-recurring basis

Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair value and equity method investments, as well as property, plant and equipment and inventory. For investments in equity securities without readily determinable fair value, no measurement event occurred during the periods presented. The equity securities without readily determinable fair value were RMB558,004 and RMB560,332 as of December 31, 2022 and June 30, 2023, and no impairment charges were recognized for the six months ended June 30, 2022 and 2023. For equity method investments, no impairment loss was recognized for all periods presented.

Assets and liabilities not measured at fair value but fair value disclosure is required

Financial assets and liabilities not measured at fair value include cash equivalents, time deposits, restricted cash, trade receivable, amounts due from related parties, prepayments and other current assets, short-term borrowings, trade and notes payable, amounts due to related parties, accruals and other current liabilities, other non-current assets, other non-current liabilities, and long-term borrowings.

The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group classifies the valuation techniques that use the inputs as Level 2 for short-term borrowing as the rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market.

Trade receivable, amounts due from related parties, prepayments and other current assets, trade and notes payable, amounts due to related parties and accruals and other current liabilities are measured at amortized cost, their fair values approximate their carrying values given their short maturities.

Borrowings and convertible debt are measured at amortized cost. Their fair values were estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these borrowings obligations approximate their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement.

19. Commitments and Contingencies

(a)	Capital commitments

The Group’s capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2023 were as follows:

	Total	Less than One Year	1-3 Years	3-5 Years	Over 5 Years
Capital commitments	3,947,783	3,507,224	437,616	2,943	—

(b)	Purchase obligations

The Group’s purchase obligations primarily relate to commitments on purchase of raw materials. Total purchase obligations contracted but not yet reflected in the unaudited condensed consolidated financial statements as of June 30, 2023 were as follows:

	Total	Less than One Year	1-3 Years	3-5 Years	Over 5 Years
Purchase obligations	9,272,415	9,272,415	—	—	—

(c)	Legal proceedings

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2022 and June 30, 2023.

20. Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the periods presented are as follows:

Name of Entity or Individual	Relationship with the Company
Beijing Yihang Intelligent Technology Co., Ltd. (“Beijing Yihang”)	Affiliate
Neolix Technologies Co., Ltd. (“Neolix Technologies”)	Affiliate
Foshan Che Yijia New Energy Technology Co.,Ltd. ("Foshan Cheyijia")	Affiliate
Meituan	Controlled by Principal Shareholder
Airx (Beijing) Technology Co., Ltd. (“Airx”)	Controlled by Principal Shareholder

The Group entered into the following related party transactions:

	For the Six Months Ended June 30,
	2022	2023
Purchase service from Meituan	2,561	4,013
Purchase materials from Foshan Cheyijia	—	4
Purchase services from Beijing Yihang	281	2
Purchase materials from Beijing Yihang	68	—

The Group had the following related party balances:

	As of
	December 31, 2022	June 30, 2023
Due from Neolix Technologies	678	—
Total	678	—

	As of
	December 31, 2022	June 30, 2023
Due to Beijing Yihang	5,921	5,923
Due to Meituan	1,246	791
Due to Airx	23	23
Due to Foshan Cheyijia	—	4
Total	7,190	6,741